UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NATIONAL INVESTMENT MANAGERS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

63654V108

(CUSIP Number)

CHRISTOPHER P. BAKER

C/O C.P. BAKER & CO., LTD.

99 HIGH STREET, 7TH FLOOR

BOSTON, MA 02210 USA

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

4000 BELL ATLANTIC TOWER

1717 ARCH STREET

PHILADELPHIA, PENNSYLVANIA 19103

(215) 994-4000

ATTENTION: CHRISTOPHER G. KARRAS, ESQUIRE

September 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63654V108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTOPHER P. BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 390,000
8 SHARED VOTING POWER 1,770,000
9 SOLE DISPOSITIVE POWER 390,000
10 SHARED DISPOSITIVE POWER 1,770,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 63654V108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANASAZI PARTNERS III OFFSHORE, LTD. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 590,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 590,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.20%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 63654V108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANASAZI PARTNERS III, LLC 83-0375085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 790,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 790,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Statement”) filed with the Securities and Exchange Commission on October 5, 2005, which relates to the acquisition of shares of Common Stock, par value $.001 per share (the “Common Stock”), Series A Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), and Series B Preferred Stock, par value $.001 per share (the “Series B Preferred Stock”) of National Investment Managers, Inc. (formerly Duncan Capital Financial Group, Inc.), a Florida corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Statement. Information in the Statement remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 1.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in this Item 3 is hereby amended and restated in its entirety as follows.

On December 13, 2004, Mr. Baker entered into a Subscription Agreement for the purchase of 180,000 shares of Common Stock at a purchase price of $.1667 per share, 140,000 shares of Series A Preferred Stock at a purchase price of $.50 per share and Warrants to purchase 70,000 shares of Common Stock with an exercise price of $.1667 per share. On April 1, 2005, Mr. Baker received a new warrant and new stock certificates reflecting the Exchange. The source of the funds used for the purchase of the securities by Mr. Baker was personal funds.

On December 13, 2004, Anazazi III entered into a Subscription Agreement for the purchase of 180,000 shares of Common Stock at a purchase price of $.1667 per share, 140,000 shares of Series A Preferred Stock at a purchase price of $.50 per share and Warrants to purchase 70,000 shares of Common Stock with an exercise price of $.1667 per share. On February 1, 2005, an investor in Anasazi III contributed 100,000 shares of Common Stock and 100,000 shares of Series A Preferred Stock to Anasazi III as payment in kind for subscription to Anasazi III. On April 1, 2005, Anasazi III received a new warrant and new stock certificates reflecting the Exchange. On September 28, 2005, Anasazi III entered into a Subscription Agreement for the purchase of 100,000 shares of Series B Preferred Stock at a purchase price of $1.00 per share. The source of the funds used for the purchase of the securities by Anasazi III was working capital.

On December 13, 2004, Anazazi Offshore entered into a Subscription Agreement for the purchase of 180,000 shares of Common Stock at a purchase price of $.1667 per share, 140,000 shares of Series A Preferred Stock at a purchase price of $.50 per share and Warrants to purchase 70,000 shares of Common Stock with an exercise price of $.1667 per share. On April 1, 2005, Anasazi Offshore received a new warrant and new stock certificates reflecting the Exchange. On September 28, 2005, Anasazi Offshore entered into a Subscription Agreement for the purchase of 100,000 shares of Series B Preferred Stock at a purchase price of $1.00 per share. The source of the funds used for the purchase of the securities by Anasazi Offshore was working capital.

Mr. Baker disclaims beneficial ownership of the shares owned by Anasazi Offshore and Anasazi III, except to the extent of his pecuniary interest therein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in this Item 5 is hereby supplemented as follows:

(a), (b) Set forth below is the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2. Shares reported as beneficially owned by each of Anasazi Offshore and Anasazi III are also reported as beneficially owned by Mr. Baker, as the sole member and manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore and Anasazi III. Unless otherwise indicated below, by reason of such relationships each of Anasazi Offshore and Anasazi III is reported as having shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, such shares of Common Stock with Mr. Baker.

Mr. Baker beneficially owns 390,000 shares of Common Stock, or approximately 2.81% of the outstanding shares of Common Stock of the Company, consisting of 180,000 shares of Common Stock, 140,000 shares of Series A Preferred Stock, convertible into Common Stock, and a warrant to purchase 70,000 shares of Common Stock. Mr. Baker may also be deemed to own 1,280,000 shares of Common Stock by reason of his being the sole member and manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore and Anasazi III. Mr. Baker disclaims beneficial ownership of such shares held by Anasazi Offshore and Anasazi III except to the extent of his pecuniary interest therein. Anasazi Offshore beneficially owns 590,000 shares of Common Stock, representing approximately 4.20% of the outstanding shares of Common Stock, consisting of 180,000 shares of Common Stock, 140,000 shares of Series A Preferred Stock, convertible into Common Stock, 100,000 shares of Series B Preferred Stock, convertible into Common Stock on a two-for-one basis, and a warrant to purchase 70,000 shares of Common Stock. Anasazi III beneficially owns 790,000 shares of Common Stock, representing approximately 5.58% of the outstanding shares of Common Stock, consisting of 280,000 shares of Common Stock, 240,000 shares of Series A Preferred Stock, convertible into Common Stock, 100,000 shares of Series B Preferred Stock, convertible into Common Stock on a two-for-one basis, and a warrant to purchase 70,000 shares of Common Stock. By reason of his being the sole member and manager of C.P. Baker, LLC, the manager of each of Anasazi Offshore and Anasazi III, Mr. Baker may be deemed to beneficially own an aggregate of 1,770,000 shares of Common Stock, or 11.97% of the outstanding shares of Common Stock of the Company.

All percentages set forth in this Schedule 13D are based upon 13,653,747 outstanding shares of Common Stock as reported by the Company in its most recent report of Form 10-Q.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The information set forth in this Item 7 is hereby supplemented as follows:

99.A	Joint Filing Agreement

99.B	Subscription Agreement, dated as of September 28, 2005, between the Company and Anasazi III

99.C	Subscription Agreement, dated as of September 28, 2005, between the Company and Anasazi Offshore

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2005

By:		/s/ CHRISTOPHER P. BAKER
Christopher P. Baker

ANASAZI PARTNERS III, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

	By:	/s/ CHRISTOPHER P. BAKER
Manager
	Name:	Christopher P. Baker

ANASAZI PARTNERS III OFFSHORE, LTD.

By:	C.P. Baker, LLC,
the Manager of the Fund

	By:	/s/ CHRISTOPHER P. BAKER
Manager
	Name:	Christopher P. Baker

EXHIBIT INDEX

99.A	Joint Filing Agreement

99.B	Subscription Agreement, dated as of September 28, 2005, between the Company and Anasazi III

99.C	Subscription Agreement, dated as of September 28, 2005, between the Company and Anasazi Offshore